1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

KRISTOPHER D. BROWN

kristopher.brown@dechert.com
+1 212 698 3679 Direct
+1 212 698 0697 Fax

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. PURSUANT TO 17 C.F.R § 200.83, CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

September 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler, Assistant Director

Re:                             Forward Pharma A/S

Registration Statement on Form F-1

Filed August 11, 2014

File No. 333-198013

Ladies and Gentlemen:

Forward Pharma A/S (the “Registrant”) hereby provides the following information in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated August 29, 2014, with respect to the Registrant’s Registration Statement on Form F-1, filed with the SEC on August 11, 2014 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Registrant’s request for confidential treatment for selected portions of this letter. The Registrant has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, enclosed is a copy of the Registrant’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked with brackets where needed to show the portions redacted from the version filed via EDGAR and for which the Registrant is requesting confidential treatment.

For your convenience, the number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.  Concurrently, the Registrant is filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) via EDGAR.  Three copies of the Amendment No. 1 marked against the Registration Statement are included under separate cover to facilitate your review.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings set forth in the Amendment No. 1.

Form F-1

Financial Statements

Notes to Consolidated Financial Statements

Section 1 — Basis of Preparation

Note 1.1 Accounting Policies

Basis of preparation, page F-8

1.              We acknowledge your response to our previous comment 5 and the two paragraphs of additional disclosure on page F-8 explaining the material accounting changes from previous GAAP to IFRS.  We continue to believe that reconciliations under paragraph 24 of IFRS 1 are required.  As such, please replace the last sentence in the paragraph immediately preceding these two paragraphs with a sentence that indicates, if true, if under previous GAAP consolidated financial statements of the Company and its Subsidiary rather than separate financial statements had been prepared, the only material difference between previous GAAP and IFRS for the year ended December 31, 2012 would be as described in the two paragraphs of additional disclosure.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-8 and F-9.

2.              Please represent to us whether or not you applied any mandatory exceptions for transition to IFRS as stipulated in paragraph 13 of IFRS 1.  If you applied any exceptions in addition to the optional exemption you disclose on page F-9, please provide the disclosure required by Instruction 4 to Item 5 of Form 20-F.

Response: The Registrant respectfully represents to the Staff that the mandatory exception regarding accounting estimates, as disclosed on page F-9, has been applied to the statement of financial position at January 1, 2012 in accordance with paragraph 13 of IFRS 1. The only optional exception applied in its transition to IFRS relates to cumulative translation differences, which are also disclosed on page F-9. The mandatory exemptions from retrospective application as set out in Appendix B of IFRS 1 were not relevant to the Registrant.

CONFIDENTIAL TREATMENT REQUESTED BY FORWARD PHARMA A/S

Classification of Operating Expenses in the Income Statement

Research and development costs, page F-10

3.              We acknowledge your response to our previous comment 7.  Please quantify for us the patent opposition and interference proceedings costs included in the research and development costs line item for each of the periods presented.

Response: In response to the Staff’s comment, the Registrant below provides detailed information on the costs of patent advisers generally and a break down as such costs relate to types of work done by such advisers in connection with the prosecution of its patent applications, including preparation work with respect to an interference proceeding before the USPTO which the Registrant expects to soon commence.  The Registrant provides this information supplementally to the Staff for its review and not, at the present time, for inclusion in the Amendment No. 1.  The Registrant believes this is commercially sensitive data that its competitors may use, possibly to its disadvantage, to form a view about the advanced state of the Registrant’s patent analysis.  The Registrant, however, understands that the Staff is reserving its right to request certain patent-related costs be included by it in the Amendment No. 1 or that its financial statements be revised to reclassify some or all of the Registrant’s patent-related costs from research and development to the line item for SG&A.

The Registrant respectfully acknowledges that terms such as “prosecution” and “opposition,” when used in the context of patent-related activities, may sound, especially to those not well acquainted with the process of securing patents, as if court actions between or among parties have commenced or are imminent. In fact, words like prosecution and opposition are terms of art that the patent practitioners regularly use to describe proceedings within the USPTO, EPO or other relevant patent registry office to secure patent protection and ensure the validity of granted patents. Likewise, an interference, is a proceeding within the USPTO.  Accordingly, the Registrant believes it is important to note for the Staff that prosecution, interference and opposition proceedings are within the customary and usual scope of patent office proceedings and happen in the normal course of business.

The Registrant can inform the Staff that work and costs associated with patent opposition proceedings in Europe began only in 2013 when the opposition period (i.e., nine months from the date when the mention of grant was published) ended and the Registrant received from the EPO the full set of all oppositions and references cited against the patents at stake.  Hence, there were no costs associated with patent oppositions in 2012.  Similarly, interference related costs began to be incurred by the Registrant only in 2013 when the Registrant sought to provoke an interference with U.S. Patent No. 8,399,514.  The Registrant wishes to highlight that, in order to have the relevant background information from patent development from at least 2004 gathered, reviewed, analyzed and documented, the Registrant commenced work during the second half of 2013 and has continued that work in 2014.  The Registrant notes to the Staff that many of these costs could have been incurred prior to 2013 and 2014 and in the normal course of the Registrant’s business if a decision had been made in earlier years to focus more on the patent estate and its basic documentation and less on the clinical development of the Registrant’s drug candidate FP187, but limited financial resources delayed this investment until these more recent periods.

In 2012 and 2013, the Registrant incurred costs of $0 and $621,444, respectively, in connection with conducting patent opposition and pre-interference preparatory work to secure its intellectual property estate.  In the first half of 2014, such costs amounted to approximately $1.15 million.  A more detailed breakdown of such costs through the first half of 2014 is set forth below.  The Registrant’s pre-interference preparatory work is overseen and managed by two US

CONFIDENTIAL TREATMENT REQUESTED BY FORWARD PHARMA A/S

based patent law firms, and its European opposition proceedings are overseen and managed by two European based patent agent firms.  The Registrant reviewed the underlying invoices from such firms in order to provide the Staff with this information.

Type of Patent Proceeding	Time Period	Total Costs		Percentage of Total R&D for such Period

European opposition proceedings	2012	$	[*]	[*]	%
	H-1 2013	$	[*]	[*]	%
	H-2 2013	$	[*]	[*]	%
	2013	$	[*]	[*]	%
	H-1 2014	$	[*]	[*]	%

US pre-interference preparatory work	2012	$	[*]	[*]	%
	H-1 2013	$	[*]	[*]	%
	H-2 2013	$	[*]	[*]	%
	2013	$	[*]	[*]	%
	H-1 2014	$	[*]	[*]	%

As the Staff knows, the Registrant’s starting point for treating the above costs as research and development costs is the single IFRS accounting standard IAS 38, which covers the accounting for research and development costs, and includes as an example of directly attributable costs necessary to create, produce and prepare an asset to be capable of operating in the manner intended by management, “fees to register a legal right.”  The Registrant believes that a fair reading of this includes the costs of advisers with respect to the prosecution of a patent application and related matters occurring before relevant patent offices, including preparation work for any possible opposition proceedings or interference actions that may occur before the relevant patent offices as well as actual opposition and interference proceedings involving third parties that may occur, whether for granted patents or involving pending patent applications.

At present, there is no third party that is involved because no actual interference proceeding has yet been commenced by the USPTO.  While the Registrant has incurred costs of advisers relating to preparing for a possible interference action, which work would have been performed irrespective of a possible interference action, these costs to date relate principally to reviewing a

CONFIDENTIAL TREATMENT REQUESTED BY FORWARD PHARMA A/S

complex patent background and preparing for a possible interference action that may but has not yet materialized.  In other words, such costs have not yet involved the work related to a true adversarial process.  So as a policy matter, the Registrant believes that its work before the USPTO, in particular, based upon the existing facts and circumstances, should remain as research and development costs under IFRS.

The Registrant also appreciates that application to its situation of a US GAAP policy would require all such patent-related costs to be in SG&A, but it believes the relevant IFRS standard is clear on the basic rule which allows fees associated with legal rights, such as obtaining a patent and all that is entailed in that before the relevant patent registry offices, to be treated as research and development costs.  If it is the Staff’s position that the issue is one of materiality of amounts involved as a matter of general disclosure, the Registrant is of the view that the proper way to deal with such position is potentially to include general disclosure in a subsequent amendment to the Registration Statement that states that under IFRS, research and development costs may include costs associated with the registration of a patent and, in the case of the Registrant, such amounts may, from time to time, be material.  The Registrant could further state that during the first half of 2014, its costs associated with preparing for a possible interference proceeding before the USPTO were material.  In any event, the Registrant believes that a further detailed breakdown of its patent-related costs on a continued basis beyond this present response, would provide overly detailed information to its competitors concerning the Registrant’s patent position, and thus improperly reveal key elements of its overall business strategy.

4.              Consistent with the comment in bullet 1 to our previous comment 7, please revise your policy disclosure to include the patent related costs you include in research and development expenses consistent with your revised disclosure in MD&A provided on page 65.  Otherwise please explain to us how the inclusion of the patent related costs is consistent with your stated policy.

Response: In response to the Staff’s comment, the Registrant has revised its accounting policy disclosure on page F-11 to include the patent-related costs in research and development expenses.

*****

The Registrant acknowledges the following:

•                                          the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing;

•                                          the Staff’s comments or the changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•                                          the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (212) 698-3679.

Very truly yours,

/s/ Kristopher D. Brown
Kristopher D. Brown

cc:	U.S. Securities and Exchange Commission
Bryan Pitko

Forward Pharma A/S
Peder Møller Andersen

K&L Gates LLP
David B. Allen
David C. Lee

Dechert LLP
Wayne J. Rapozo

CONFIDENTIAL TREATMENT REQUESTED BY FORWARD PHARMA A/S